HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31, 2022 and 2021

Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2022	2021
Revenues
Distribution (includes $72 related party revenues; 2021 - $73) (Note 22)	1,517	1,354
Transmission (includes $516 related party revenues; 2021 - $442) (Note 22)	519	448
Other	11	9
	2,047	1,811

Costs
Purchased power (includes $785 related party costs; 2021 - $643) (Note 22)	1,014	894
Operation, maintenance and administration (Note 22)	288	282
Depreciation, amortization and asset removal costs (Note 4)	237	223
	1,539	1,399

Income before financing charges and income tax expense	508	412
Financing charges (Note 5)	117	116

Income before income tax expense	391	296
Income tax expense (Note 6)	79	26
Net income	312	270

Other comprehensive income (Note 7)	7	3
Comprehensive income	319	273

Net income attributable to:
Noncontrolling interest	2	2
Common shareholders	310	268
	312	270

Comprehensive income attributable to:
Noncontrolling interest	2	2
Common shareholders	317	271
	319	273

Earnings per common share (Note 20)
Basic	$0.52	$0.45
Diluted	$0.52	$0.45

Dividends per common share declared (Note 19)	$0.27	$0.25

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At March 31, 2022 and December 31, 2021

As at (millions of Canadian dollars)	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	35	540
Accounts receivable (Note 8)	755	699
Due from related parties (Note 22)	309	284
Other current assets (Note 9)	301	303
	1,400	1,826

Property, plant and equipment (Note 10)	24,072	23,842
Other long-term assets:
Regulatory assets (Note 11)	3,592	3,561
Deferred income tax assets	116	118
Intangible assets (net of accumulated amortization - $682; 2021 - $662)	576	570
Goodwill	373	373
Other assets (Note 12)	93	93
	4,750	4,715
Total assets	30,222	30,383

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	1,329	1,045
Long-term debt payable within one year (includes $nil measured at fair value) (Notes 15, 16)	603	603
Accounts payable and other current liabilities (Note 13)	963	1,064
Due to related parties (Note 22)	220	266
	3,115	2,978

Long-term liabilities:
Long-term debt (Notes 15, 16)	12,417	13,017
Regulatory liabilities (Note 11)	384	362
Deferred income tax liabilities	470	367
Other long-term liabilities (Note 14)	2,700	2,683
	15,971	16,429
Total liabilities	19,086	19,407

Contingencies and Commitments (Notes 24, 25)
Subsequent Events (Note 27)

Noncontrolling interest subject to redemption	20	20

Equity
Common shares (Note 18)	5,691	5,688
Additional paid-in capital (Note 21)	39	38
Retained earnings	5,325	5,174
Accumulated other comprehensive loss	(5)	(12)
Hydro One shareholders’ equity	11,050	10,888

Noncontrolling interest	66	68
Total equity	11,116	10,956
	30,222	30,383

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the three months ended March 31, 2022 and 2021

Three months ended March 31, 2022 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2022	5,688	38	5,174	(12)	10,888	68	10,956
Net income	—	—	310	—	310	2	312
Other comprehensive income (Note 7)	—	—	—	7	7	—	7
Distributions to noncontrolling interest	—	—	—	—	—	(4)	(4)
Dividends on common shares	—	—	(159)	—	(159)	—	(159)
Common shares issued	3	—	—	—	3	—	3
Stock-based compensation	—	1	—	—	1	—	1
March 31, 2022	5,691	39	5,325	(5)	11,050	66	11,116

Three months ended March 31, 2021 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2021	5,678	47	4,838	(29)	10,534	72	10,606
Net income	—	—	268	—	268	2	270
Other comprehensive income (Note 7)	—	—	—	3	3	—	3
Distributions to noncontrolling interest	—	—	—	—	—	(5)	(5)
Dividends on common shares	—	—	(152)	—	(152)	—	(152)
Common shares issued	2	(2)	—	—	—	—	—
Stock-based compensation	—	(2)	—	—	(2)	—	(2)
March 31, 2021	5,680	43	4,954	(26)	10,651	69	10,720

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31, 2022 and 2021

Three months ended March 31 (millions of Canadian dollars)	2022	2021
Operating activities
Net income	312	270
Environmental expenditures	(8)	(8)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	211	198
Regulatory assets and liabilities	29	60
Deferred income tax expense	73	19
Other	16	30
Changes in non-cash balances related to operations (Note 23)	(190)	(52)
Net cash from operating activities	443	517

Financing activities
Long-term debt repaid	(600)	(500)
Short-term notes issued	1,390	815
Short-term notes repaid	(1,106)	(800)
Dividends paid	(159)	(152)
Distributions paid to noncontrolling interest	(4)	(2)
Common shares issued	3	—
Net cash used in financing activities	(476)	(639)

Investing activities
Capital expenditures (Note 23)
Property, plant and equipment	(438)	(479)
Intangible assets	(26)	(37)
Capital contributions received	—	2
Other	(8)	—
Net cash used in investing activities	(472)	(514)

Net change in cash and cash equivalents	(505)	(636)
Cash and cash equivalents, beginning of period	540	757
Cash and cash equivalents, end of period	35	121

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three months ended March 31, 2022 and 2021
1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). At March 31, 2022, the Province held approximately 47.2% (December 31, 2021 - 47.2%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership, a limited partnership between Hydro One and the Saugeen Ojibway Nation, and an approximately 55% interest in Niagara Reinforcement Limited Partnership, a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners).
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
Deferred Tax Asset (DTA)
On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision. On April 8, 2021, the OEB rendered its decision and order regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period (DTA Implementation Decision). See Note 11 - Regulatory Assets and Liabilities for additional details.
Hydro One Remote Communities
On November 3, 2021, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2.2% increase to 2021 base rates, effective May 1, 2022. The application was subsequently updated to request a 3.3% increase to 2021 base rates to reflect the OEB’s annually updated inflation parameters for electricity distributors for 2022. On March 24, 2022, the OEB approved the application for rates and other charges to be effective May 1, 2022.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2021, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2021.

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2020-06	August 2020	The update addresses the complexity associated with
applying US GAAP for certain financial instruments with
characteristics of liabilities and equity. The amendments
reduce the number of accounting models for convertible
		debt instruments and convertible preferred stock.	January 1 2022	No impact upon adoption
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	No impact upon adoption
ASU 2021-10	November 2021	The update addresses diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities.	January 1, 2022	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	Under assessment
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	Upon adoption, the Company will disclose the current period gross write-offs by year of origination relating to its accounts receivable
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Three months ended March 31 (millions of dollars)	2022	2021
Depreciation of property, plant and equipment	183	171
Amortization of intangible assets	20	19
Amortization of regulatory assets	8	8
Depreciation and amortization	211	198
Asset removal costs	26	25
	237	223
5.    FINANCING CHARGES

Three months ended March 31 (millions of dollars)	2022	2021
Interest on long-term debt	123	124
Realized loss on cash flow hedges (interest-rate swap agreements) (Notes 7, 16)	3	3
Interest on short-term notes	1	—
Interest on regulatory accounts	1	—
Other	4	3
Less: Interest capitalized on construction and development in progress	(15)	(13)
Interest earned on cash and cash equivalents	—	(1)
	117	116

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
6.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax recovery or expense, respectively. The Company’s consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

Three months ended March 31 (millions of dollars)	2022	2021
Income before income tax expense	391	296
Income tax expense at statutory rate of 26.5% (2021 - 26.5%)	104	78

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(28)	(25)
Impact of DTA Implementation Decision[1]	24	(12)
Overheads capitalized for accounting but deducted for tax purposes	(7)	(7)
Pension and post-retirement benefit contributions in excess of pension expense	(6)	(4)
Interest capitalized for accounting but deducted for tax purposes	(5)	(4)
Environmental expenditures	(3)	(2)
Other	(1)	1
Net temporary differences attributable to regulated business	(26)	(53)
Net permanent differences	1	1
Total income tax expense	79	26

Effective income tax rate	20.2%	8.8%
1 Pursuant to the DTA Implementation Decision, the 2021 impact represents the sharing of tax deductions from deferred asset tax (DTA Sharing) given to ratepayers, offset by the recovery of DTA amounts previously shared effective July 1, 2021. For 2022, the impact represents the recovery of DTA amounts previously shared from ratepayers. See Note 11 - Regulatory Assets and Liabilities.
7.    OTHER COMPREHENSIVE INCOME

Three months ended March 31 (millions of dollars)	2022	2021
Gain on cash flow hedges (interest-rate swap agreements) (Notes 5, 16)[1]	6	3
Gain on transfer of other post-employment benefits (OPEB) (Note 17)	1	—
	7	3
1 Includes $2 million after-tax realized loss (2021 - $2 million), $3 million before-tax realized loss (2021 - $3 million), on cash flow hedges reclassified to financing charges.
8.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	March 31, 2022	December 31, 2021
Accounts receivable - billed	415	346
Accounts receivable - unbilled	402	409
Accounts receivable, gross	817	755
Allowance for doubtful accounts	(62)	(56)
Accounts receivable, net	755	699
The following table shows the movements in the allowance for doubtful accounts for the three months ended March 31, 2022 and the year ended December 31, 2021:

(millions of dollars)	Three months ended March 31, 2022	Year ended December 31, 2021
Allowance for doubtful accounts – beginning	(56)	(46)
Write-offs	6	15
Additions to allowance for doubtful accounts	(12)	(25)
Allowance for doubtful accounts – ending	(62)	(56)

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
9.    OTHER CURRENT ASSETS

As at (millions of dollars)	March 31, 2022	December 31, 2021
Regulatory assets (Note 11)	210	226
Prepaid expenses and other assets	68	55
Materials and supplies	23	22
	301	303
10.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	March 31, 2022	December 31, 2021
Property, plant and equipment	35,137	34,943
Less: accumulated depreciation	(12,859)	(12,698)
	22,278	22,245
Construction in progress	1,609	1,417
Future use land, components and spares	185	180
	24,072	23,842
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	March 31, 2022	December 31, 2021
Regulatory assets:
Deferred income tax regulatory asset	2,576	2,509
Pension benefit regulatory asset	705	713
Deferred tax asset sharing	171	204
Post-retirement and post-employment benefits - non-service cost	129	125
Environmental	114	122
Stock-based compensation	39	38
Foregone revenue deferral	19	25
Conservation and Demand Management variance	6	8
Debt premium	6	7
Other	37	36
Total regulatory assets	3,802	3,787
Less: current portion	(210)	(226)
	3,592	3,561

Regulatory liabilities:
Tax rule changes variance	90	86
Retail settlement variance account	77	58
External revenue variance	56	52
Earnings sharing mechanism deferral	42	42
Asset removal costs cumulative variance	36	36
Post-retirement and post-employment benefits	33	33
Pension cost differential	30	30
Green energy expenditure variance	11	13
Deferred income tax regulatory liability	4	4
Other	16	18
Total regulatory liabilities	395	372
Less: current portion	(11)	(10)
	384	362

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
Deferred Tax Asset Sharing
At March 31, 2022, Hydro One has a net regulatory asset of $171 million representing the cumulative DTA amounts shared with ratepayers since 2017 to 2021, net of the amount recovered from ratepayers since July 1, 2021 pursuant to the DTA Implementation Decision. The regulatory asset of $171 million (December 31, 2021 - $204 million) consists of $60 million (December 31, 2021 - $72 million) and $111 million (December 31, 2021 - $132 million) for Hydro One Networks’ distribution and transmission segments, respectively. The balance of this regulatory account will continue to decrease as amounts are recovered over the next 15 months.
12.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	March 31, 2022	December 31, 2021
Right-of-Use assets	55	57
Investments	25	22
Other long-term assets	13	14
	93	93
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	March 31, 2022	December 31, 2021
Accrued liabilities	586	619
Accounts payable	190	255
Accrued interest	132	124
Environmental liabilities	31	34
Lease obligations	12	14
Regulatory liabilities (Note 11)	11	10
Derivative liabilities (Note 16)	1	8
	963	1,064
14.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	March 31, 2022	December 31, 2021
Post-retirement and post-employment benefit liability (Note 17)	1,828	1,800
Pension benefit liability (Note 17)	705	713
Environmental liabilities	83	88
Lease obligations	44	46
Asset retirement obligations	14	14
Long-term accounts payable	3	3
Other long-term liabilities	23	19
	2,700	2,683

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s revolving standby credit facilities totaling $2,300 million.
At March 31, 2022, Hydro One’s consolidated committed and unsecured credit facilities (Operating Credit Facilities) totaling $2,550 million included Hydro One's credit facilities of $250 million and Hydro One Inc.'s credit facilities of $2,300 million. On June 1, 2021, the maturity date for the Operating Credit Facilities was extended from 2024 to 2026. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. At March 31, 2022, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At March 31, 2022, no debt securities have been issued by HOHL.
Long-Term Debt
The following table presents long-term debt outstanding at March 31, 2022 and December 31, 2021:

As at (millions of dollars)	March 31, 2022	December 31, 2021
Hydro One Inc. long-term debt (a)	12,495	13,095
Hydro One long-term debt (b)	425	425
HOSSM long-term debt (c)	141	142
	13,061	13,662
Add: Net unamortized debt premiums	9	9
Less: Unamortized deferred debt issuance costs	(50)	(51)
Total long-term debt	13,020	13,620

Less: Long-term debt payable within one year	(603)	(603)
	12,417	13,017
(a) Hydro One Inc. long-term debt
At March 31, 2022, long-term debt of $12,495 million (December 31, 2021 - $13,095 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. In April 2020, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in May 2022. At March 31, 2022, $1,900 million remained available for issuance under the MTN Program prospectus. During the three months ended March 31, 2022 and 2021, no long-term debt was issued and long-term debt of $600 million (2021 - $500 million) was repaid.
(b) Hydro One long-term debt
At March 31, 2022, long-term debt of $425 million (December 31, 2021 - $425 million) was outstanding under Hydro One's short form base shelf prospectus (Universal Base Shelf Prospectus). In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At March 31, 2022, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus. During the three months ended March 31, 2022 and 2021, no long-term debt was issued or repaid.
(c) HOSSM long-term debt
At March 31, 2022, HOSSM long-term debt of $141 million (December 31, 2021 - $142 million) with a principal amount of $134 million (December 31, 2021 - $134 million) was outstanding. During the three months ended March 31, 2022 and 2021, no long-term debt was issued or repaid.

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
Principal and Interest Payments
At March 31, 2022, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	603	497	0.7
Year 2	131	488	6.1
Year 3	1,100	476	2.3
Year 4	850	455	2.9
Year 5	—	436	—
	2,684	2,352	2.3
Years 6-10	2,625	2,040	3.0
Thereafter	7,745	3,925	4.6
	13,054	8,317	3.8
16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At March 31, 2022 and December 31, 2021, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022		December 31, 2021
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	13,020	13,510	13,620	15,573
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At March 31, 2022 and December 31, 2021, Hydro One Inc. had no fair value hedges.
Cash Flow Hedges
At March 31, 2022 and December 31, 2021, Hydro One Inc. had a total of $800 million in pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.
At March 31, 2022 and December 31, 2021, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at March 31, 2022 and December 31, 2021 is as follows:

As at March 31, 2022 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	13,020	13,510	—	13,510	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion	1	1	—	1	—
	13,021	13,511	—	13,511	—

As at December 31, 2021 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	13,620	15,573	—	15,573	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion	8	8	—	8	—
	13,628	15,581	—	15,581	—

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the three months ended March 31, 2022 or the year ended December 31, 2021.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three months ended March 31, 2022 and 2021.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the consolidated statements of operations and comprehensive income. The net unrealized losses (gains) on the hedged debt and the related interest-rate swaps for the three months ended March 31, 2022 and 2021 were not material.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the three months ended March 31, 2022, a $4 million after-tax unrealized gain (2021 - $1 million), $5 million before-tax (2021 - $1 million), was recorded in OCI, and a $2 million after-tax realized loss (2021 - $2 million), $3 million before-tax (2021 - $3 million), was reclassified to financing charges. This resulted in an accumulated other comprehensive loss (AOCL) of $nil related to cash flow hedges at March 31, 2022 (December 31, 2021 - $6 million). The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $nil. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, at March 31, 2022, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately one year.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest rate risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 17 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At March 31, 2022 and December 31, 2021, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At March 31, 2022 and December 31, 2021, there was no material accounts receivable balance due from any single customer.
At March 31, 2022, the Company’s allowance for doubtful accounts was $62 million (December 31, 2021 - $56 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses (CECL) for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At March 31, 2022, approximately 5% (December 31, 2021 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.

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HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. At March 31, 2022 and December 31, 2021, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At March 31, 2022, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with two financial institutions with investment grade credit ratings as counterparties.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements.
In April 2020, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At March 31, 2022, $1,900 million remained available for issuance under the MTN Program prospectus. A new MTN Program prospectus is expected to be filed in the first half of 2022.
In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At March 31, 2022, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus.
In December 2020, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in January 2023. At March 31, 2022, no securities have been issued under the US Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.

13

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
17.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit costs for the three months ended March 31, 2022 and 2021:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended March 31 (millions of dollars)	2022	2021	2022	2021
Current service cost	54	60	16	16
Interest cost	71	64	15	12
Expected return on plan assets, net of expenses[1]	(127)	(108)	—	—
Prior service cost amortization	1	1	5	1
Amortization of actuarial losses	15	31	1	1
Net periodic benefit costs	14	48	37	30

Charged to results of operations[2,3]	7	6	19	18
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2022 is 6.00% (2021 - 5.40%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three months ended March 31, 2022, pension costs of $18 million (2021 - $17 million) were attributed to labour, of which $7 million (2021 - $6 million) was charged to operations, and $11 million (2021 - $11 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
3 In the 2020-2022 Transmission Decision, the OEB confirmed the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. Prior to the decision, these costs were tracked in a regulatory asset. As a result, during the three months ended March 31, 2022, additional other post-retirement and post-employment costs of $4 million (2021 - $4 million) attributed to labour were charged to operations.

Future Transfers from Other Plans
In January 2021, Hydro One and Inergi LP (Inergi) executed a letter of understanding (LOU) for the transfer of certain Inergi employees (Transferred Employees) to Hydro One Networks over a period of time. Employees related to the Information Technology Operations, Finance and Accounting, Payroll and certain Shared Services functions transferred over a period ending January 1, 2022. The Transferred Employees who are participants in the Inergi LP Pension Plan (Inergi Plan) became participants in the Hydro One Pension Plan upon transfer to Hydro One. Subject to all necessary regulatory approvals, the assets and liabilities of the Inergi Plan will transfer to the Plan. The values of assets and liabilities of the Inergi Plan to be transferred to the Plan will be determined at the date of transfer, which is expected to occur sometime in 2023. In accordance with the LOU, Inergi and Hydro One Networks also agreed to transfer OPEB liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans.
On March 1, 2021, Transferred Employees associated with information technology operations (ITO Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $28 million related to the ITO Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $27 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the ITO Employees.
On November 1, 2021, Transferred Employees associated with source to pay operations (S2P Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $6 million related to the S2P Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $6 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the S2P Employees.
The transfer of Finance and Accounting, Payroll and certain Shared Services functions occurred on January 1, 2022 and the transfer of the OPEB liability of $9 million related to these Employees was completed in the first quarter. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $10 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the Finance and Accounting, Payroll and certain Shared Services employees.

14

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
18.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At March 31, 2022, the Company had 598,326,259 (December 31, 2021 - 598,217,549) common shares issued and outstanding.
The following table presents the changes to common shares during the three months ended March 31, 2022:

(number of shares)
Common shares - December 31, 2021	598,217,549
Common shares issued - LTIP[1]	108,710
Common shares - March 31, 2022[2]	598,326,259
1 During the three months ended March 31, 2022, Hydro One issued from treasury 108,710 common shares in accordance with provisions of the Long-term Incentive Plan (LTIP), related to stock options exercised on December 30, 2021.
2 See Note 27 - Subsequent Events for common shares issued subsequent to March 31, 2022.

Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At March 31, 2022 and December 31, 2021, the Company had no preferred shares issued and outstanding.
19.    DIVIDENDS
During the three months ended March 31, 2022, common share dividends in the amount of $159 million (2021 - $152 million) were declared and paid and no preferred share dividends (2021 - $nil) were paid. See Note 27 - Subsequent Events for dividends declared subsequent to March 31, 2022.
20.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method.

Three months ended March 31	2022	2021

Net income attributable to common shareholders (millions of dollars)	310	268

Weighted-average number of shares
Basic	598,321,427	597,665,695
Effect of dilutive stock-based compensation plans	2,179,229	2,491,520
Diluted	600,500,656	600,157,215

EPS
Basic	$0.52	$0.45
Diluted	$0.52	$0.45

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
21.    STOCK-BASED COMPENSATION
Share Grant Plans
There were no changes in share grants under the Share Grant Plans during the three months ended March 31, 2022 and 2021. See Note 27 - Subsequent Events for common shares issued in April 2022.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three months ended March 31, 2022 and 2021 is presented below:

Three months ended March 31 (number of DSUs)	2022	2021
DSUs outstanding - beginning	80,813	65,240
Granted	5,160	5,349
DSUs outstanding - ending	85,973	70,589
At March 31, 2022, a liability of $3 million (December 31, 2021 - $3 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $33.68 (December 31, 2021 - $32.91). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three months ended March 31, 2022 and 2021 is presented below:

Three months ended March 31 (number of DSUs)	2022	2021
DSUs outstanding - beginning	90,240	61,880
Granted	34,609	26,076
DSUs outstanding - ending	124,849	87,956
At March 31, 2022, a liability of $4 million (December 31, 2021 - $3 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $33.68 (December 31, 2021 - $32.91). This liability is included in other long-term liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three months ended March 31, 2022 and 2021 is presented below:

	PSUs		RSUs
Three months ended March 31 (number of units)	2022	2021	2022	2021
Units outstanding - beginning	—	111,920	—	139,730
Vested and issued	—	(111,920)	—	(104,970)
Settled	—	—	—	(34,760)
Units outstanding - ending	—	—	—	—
No awards were granted during the three months ended March 31, 2022 and 2021. The compensation expense related to the PSU and RSU awards recognized by the Company during the three months ended March 31, 2022 was $nil (2021 - less than $1 million).
Society RSU Plan
A summary of RSU awards activity under the Society RSU Plan during the three months ended March 31, 2022 and 2021 is presented below:

Three months ended March 31 (number of RSUs)	2022	2021
RSUs outstanding - beginning	71,053	—
Granted	1,667	—
Vested and issued	(34,346)	—
Settled	(1,106)	—
Forfeited	(712)	—
RSUs outstanding - ending	36,556	—

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
Stock Options
A summary of stock options activity during the three months ended March 31, 2022 and 2021 is presented below:

Three months ended March 31 (number of stock options)	2022	2021
Stock options outstanding - beginning	—	108,710
Stock options outstanding - ending	—	108,710
22.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.2% ownership at March 31, 2022. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), OEFC, and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2022 and 2021:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2022	2021
Province	Dividends paid	75	72
IESO	Power purchased	778	639
	Revenues for transmission services	516	442
	Amounts related to electricity rebates	301	306
	Distribution revenues related to rural rate protection	61	62
	Distribution revenues related to supply of electricity to remote northern communities	9	9
OPG[1]	Power purchased	6	4
	Revenues related to provision of services and supply of electricity	2	2
	Capital contribution received from OPG	2	2
OEFC	Power purchased from power contracts administered by the OEFC	1	—
OEB	OEB fees	2	2
1    OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Note 25 - Commitments for details related to the OCN Guarantee.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.
23.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Three months ended March 31 (millions of dollars)	2022	2021
Accounts receivable	(56)	(1)
Due from related parties	(25)	29
Materials and supplies (Note 9)	(1)	—
Prepaid expenses and other assets (Note 9)	(13)	(6)
Other long-term assets (Note 12)	(1)	1
Accounts payable	(42)	(20)
Accrued liabilities (Note 13)	(33)	80
Due to related parties	(46)	(176)
Accrued interest (Note 13)	8	20
Long-term accounts payable and other long-term liabilities (Note 14)	4	—
Post-retirement and post-employment benefit liability	15	21
	(190)	(52)

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three months ended March 31, 2022 and 2021. The reconciling items include net change in accruals and capitalized depreciation.

Three months ended March 31, 2022 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(422)	(27)	(449)
Reconciling items	(16)	1	(15)
Cash outflow for capital expenditures	(438)	(26)	(464)

Three months ended March 31, 2021 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(493)	(34)	(527)
Reconciling items	14	(3)	11
Cash outflow for capital expenditures	(479)	(37)	(516)
Supplementary Information

Three months ended March 31 (millions of dollars)	2022	2021
Net interest paid	117	106
Income taxes paid	14	6
24.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
25.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at March 31, 2022 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	108	53	10	2	3	14
Long-term software/meter agreement	12	11	9	3	2	4
Outsourcing and Other Agreements
In February 2021, Hydro One entered into a three-year agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One’s discretion. This agreement resulted in commitments of $143 million over the initial three-year term of the agreement.
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at March 31, 2022 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	—	2,550	—
Letters of credit[1]	179	—	—	—	—	—
Guarantees[2]	517	—	—	—	—	—
1 Letters of credit consist of $160 million letters of credit related to retirement compensation arrangements, a $12 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
26.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities, investments including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, and the operations of the Company’s telecommunications business. The Other Segment includes a portion of the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it to not be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended March 31, 2022 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	519	1,517	11	2,047
Purchased power	—	1,014	—	1,014
Operation, maintenance and administration	99	171	18	288
Depreciation, amortization and asset removal costs	125	110	2	237
Income (loss) before financing charges and income tax expense	295	222	(9)	508

Capital investments	277	167	5	449

Three months ended March 31, 2021 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	448	1,354	9	1,811
Purchased power	—	894	—	894
Operation, maintenance and administration	98	167	17	282
Depreciation, amortization and asset removal costs	121	100	2	223
Income (loss) before financing charges and income tax expense	229	193	(10)	412

Capital investments	348	176	3	527
Total Assets by Segment:

As at (millions of dollars)	March 31, 2022	December 31, 2021
Transmission	18,311	18,138
Distribution	11,651	11,487
Other	260	758
Total assets	30,222	30,383
Total Goodwill by Segment:

As at (millions of dollars)	March 31, 2022	December 31, 2021
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.

19

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2022 and 2021
27.    SUBSEQUENT EVENTS
Dividends
On May 4, 2022, common share dividends of $168 million ($0.2796 per common share) were declared.
Share Grant Plans
On April 1, 2022, Hydro One issued from treasury 388,129 common shares to eligible employees in accordance with provisions of the Share Grant Plans.

20